CADBURY SCHWEPPES – COMPLETION OF THE SALE OF THE MONKHILL BUSINESS
26 Feb 08

Further to its announcement on 18 January 2008, Cadbury Schweppes announces that it has completed the sale of its Monkhill business to Tangerine Confectionery Ltd.

The sale of Monkhill completes the programme announced in October 2005 to dispose of non-core brands and businesses. In total, this programme has raised over £270 million.

ends

For further information
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com
Capital Market Enquiries	+44 20 7830 5124
Sally Jones Mary Jackets
Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Katie Bolton
Katie Bell
The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith

NOTES

1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.

2. About Tangerine Confectionery Ltd.

Tangerine Confectionery was created in January 2006 by the acquisition of the UK operations of the Toms Group of Denmark. The Toms UK business had been created through the acquisition of three traditional confectionery companies, Taveners, Daintee and Parrs, over a ten-year period, between 1992 and 2001. Tangerine was expanded in August 2006 with the acquisition of the confectionery arm of Burtons giving the business a turnover in excess of £60 million and 650 employees. Tangerine is headquartered in Blackpool and has two manufacturing facilities in the town as well as factories in Liverpool and Poole.

As well as providing all the major grocers and convenience groups with own label products, the principal brands traded by Tangerine are Princess, Taverners and Mojo. Tangerine’s product range includes Marshmallows, Liquorice Allsorts, a wide range of hard-boiled sweets, gums and jellies.